Afya Limited Announces First-Quarter 2021 Financial Results

1Q21 Strong results and high-growth track record

Reaffirming 1H21 guidance

Nova Lima, Brazil, May 27, 2021 – Afya Limited (Nasdaq: AFYA) (“Afya” or the “Company”), the leading medical education group and digital health service provider in Brazil, reported today financial and operating results for the three-month period ended March 31, 2021 (first quarter 2021). Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

First Quarter 2021 Highlights

▪	1Q21 Adjusted Net Revenue increased 47.8% YoY to R$402.5 million. Adjusted Net Revenue excluding acquisitions grew 10.7%, reaching R$301.4 million.
▪	1Q21 Adjusted EBITDA increased 47.6% YoY reaching R$207.7 million, with an Adjusted EBITDA Margin of 51.6%. Adjusted EBITDA excluding acquisitions grew 11.8%, reaching R$157.2 million, with an Adjusted EBITDA Margin of 52.1%.
▪	1Q21 Adjusted Net Income of R$159.9 million, 21.7% higher than 1Q20.
▪	Cash conversion of 102.5%, with a solid cash position of R$ 965.5 million.
▪	2,143 medical seats, 14.8% increase YoY, and 12,852 medical students, which was up 61.5%.

Table 1: Financial Highlights
	For the three months period ended March 31,
(in thousand of R$)	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions
(a) Net Revenue	394,351	294,880	272,304	44.8%	8.3%
(b) Adjusted Net Revenue (1)	402,555	301,429	272,304	47.8%	10.7%
(c) Adjusted EBITDA (2)	207,652	157,194	140,644	47.6%	11.8%
(d) = (c)/(b) Adjusted EBITDA Margin	51.6%	52.1%	51.6%	0 bps	50 bps
(e) Adjusted Net Income	159,989	129,163	131,480	21.7%	-1.8%

* Acquisitions include UniRedentor (January, 2021), UniSl, PEBMED, FCMPB, MedPhone, FESAR, iClinic and Medicinae.
1. Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1Q21, based on the Supreme Court decision that was released in December 28, 2020.
2. See more information on "Non-GAAP Financial Measures" (Item 10).

1.	Message from Management

Virgilio Gibbon, Afya’s CEO, stated:

First-quarter results reaffirmed our resilience, predictable business growth boosted by medical student maturation, and started to show accelerated growth in the digital business. As a result, our adjusted net revenue jumped 47.8% over last year’s posting, once again, another great start for the year ahead.

In terms of BU-2, we will begin to segregate in two categories starting this quarter; Continuing Education, comprised of specialization and other courses, and Digital Services, comprised of the 6 digital pillars that our strategy is based on: Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician-Patient Relationship, Telemedicine, and Digital Prescription.

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Digital Services is showing an accelerated growth year-over-year, with revenue increasing 43%, mainly due to the integration of acquired companies and expansion of the monthly active subscribers. The digital business is a fast-growing market, and we are just scratching the surface of a total addressable market of R$21.4 billion. Our strategy to outgrow this market is to increase the distribution of our products through our unique ecosystem, with more than 220,000 physicians and medical students, focusing on the B2B strategy, and continuing to pursue companies that fit our pillars.

M&A remains a key growth strategy for us and we continue to evaluate opportunities to deploy capital into strategic acquisitions in the Undergrad, Continuing Education and the Digital Services Business.

We are excited and honored to announce UNIGRANRIO acquisition while entering definitely in Rio de Janeiro with the highest academic quality among all for profit universities in the state. Considering this acquisition, we have over delivered our guidance and reached 1,159 seats acquired since the IPO. But we will not stop there. As promised in our first Afya Investors and ESG Day, we are committed to acquire at least 200 seats per year, with that, combined with all organic expansion alternatives, we will achieve up to 15% market share in terms of private medical seats in Brazil by 2026.

This strategy is only possible due to our peer-leading capital structure that combined a strong free cash flow generation of more than 80% with our last announced financial operation with SoftBank, which will not only consolidate our cash position but will create a partnership to pursue this M&A strategy and Digital Services development.

Lastly, I would like to invite all of you that could not participate in Afya’s Investors and ESG Day to visit our Investor Relations website to check the video of the event and our 2021 Sustainability Report, which can give you more information about our execution and strategy.

2.	Key Events in the Quarter:

▪	Closing the iClinic acquisition in January, 2021 – a leading practice management software for physicians in Brazil, expanding Afya’s end-to-end digital health services.
▪	Medicinae acquisition in March, 2021 – a unique financial platform that allows healthcare professionals throughout Brazil to manage receivables in an efficient and scalable way using FIDC (Receivables Investment Fund). Medicinae alleviates a number of challenges in the healthcare payments industry, as it reduces long payment cycles for professionals and consolidates financial information, improving the consumer financial experience.

3.	Subsequent Events in the Quarter

▪	Medical Harbour acquisition in April, 2021 – Medical Harbour offers Educational Health and Medical Imaging Solutions through an interactive platform for anatomical study, 3D virtual dissection and analysis of medical images, which allows the exploration, and understanding of human anatomy with digital resources.
▪	Cliquefarma acquisition in April, 2021 – Cliquefarma is a healthtech company operating a free-to-use website that tracks the prices of prescription drugs, cosmetics and personal hygiene products in Brazil.
▪	Closing of the SoftBank transaction in May, 2021 - its purchase of US$150 million of Afya’s Series A perpetual convertible preferred shares set forth in the Certificate of Designations. In addition, Crescera Educacional II Fundo de Investimento em Participações Multiestratégia and the Esteves Family also closed the sale of 2,270,208 Class A common shares to SoftBank. In connection with such sale, Paulo Passoni from Softbank will be appointed as a board member of Afya until June 3, 2021.
▪	Shosp acquisition in May, 2021 – a complete clinical management software that offers all functionalities needed for clinics all over Brazil to manage their financials, patient appointments, payments, marketing, and others.
▪	UNIGRANRIO acquisition in May, 2021 – a post-secondary education institution with government authorization to offer 308 undergraduate medical seats in the state of Rio de Janeiro. With this acquisition Afya reaches 2,611 authorized medical seats. The aggregate purchase price (enterprise value) is R$700.0 million, including the assumption of estimated Net Debt of R$72.4 million which will be adjusted at the closing date. The equity value will be paid: 60% in cash on the transaction closing date and 40% in four equal annual instalments, adjusted by the CDI rate. We expected an EV/EBITDA of 4.1x at maturity and post synergies.
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4.	First Half 2021 Guidance Reaffirmed

The Company is reaffirming its previously issued guidance for 1H20 including the successfully concluded admissions of new students for the first semester of 2021, consolidation of the Digital Services companies and successful integration of FCM-PB.

The guidance for 1H21 is defined in the following table:

Guidance for 1H21	Important considerations
Net Revenue is expected to be between R$740 million – R$780 million	▪ Includes Mais Médicos schools in Santa Inês and Cruzeiro do Sul starting on January 1, 2021.
▪ Includes iClinic starting on January 21, 2021.
▪ Excludes any acquisition that may be concluded after the issuance of the guidance. For example, it does not include UNIFIPMOC, which 2020 estimated Net Revenue was R$109 million.
Adjusted EBITDA Margin is expected to be between 46.0%-48.0%	▪ Includes Mais Médicos schools in Santa Inês and Cruzeiro do Sul starting on January 1, 2021.
▪ Includes iClinic starting on January 21, 2021.
▪ Excludes any acquisition that may be concluded after the issuance of the guidance. For instance does not include UNIFIPMOC.
▪ Includes the impact of the adoption of IFRS 16.

5.	1Q21 Overview

Operational Review

Afya is the only company offering technological solutions to support physicians across every stage of the medical career, from undergraduate students in its medical school years through medical residency preparatory courses, medical specialization programs and continuing medical education. With the acquisition of PEBMED, Afya entered into digital health services, providing content and clinical decision applications.

The Company, starting on this release, will report results for three distinct business units. The first, Undergrad – medical schools, other healthcare programs and ex-health degrees. Revenue is generated from the monthly tuition fees the Company charges students enrolled in the undergraduate programs. The second, Continuing Education – specialization programs and graduate courses. Revenue is also generated from the monthly tuition fees the Company charges students enrolled in the specialization and graduate courses. The third is Digital Services – digital services offered by the Company at every stage of the medical career. This business unit is divided in 6 pillars: Content & Technology for Medical Education, Clinical Decision Software, Practice Management Tools & Electronic Medical Records, Physician - Patient Relationship, Telemedicine, and Digital Prescription and revenue is generated from printed books and e-books, which is recognized at the point in time when control is transferred to the customer and subscription fees (SaaS model).

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Key Revenue Drivers – Undergraduate Courses

Table 2: Key Revenue Drivers	Three months period ended March 31,
	2021	2020	% Chg
Undergrad Programs
MEDICAL SCHOOL
Approved Seats (1)	2,143	1,866	14.8%
Operating Seats	1,893	1,516	24.9%
Total Students	12,852	7,956	61.5%
Total Students (ex- Acquisitions)*	8,921	7,339	21.6%
Tuition Fees (ex- Acquisitions - R$MM)	233,203	181,308	28.6%
Tuition Fees (Total - R$MM)	333,319	193,922	71.9%
Medical School Avg. Ticket (ex- Acquisitions* - R$/month)	8,714	8,235	5.8%
UNDERGRADUATE HEALTH SCIENCE
Total Students	9,552	7,596	25.8%
Total Students (ex- Acquisitions)*	5,750	6,544	-12.1%
Tuition Fees (ex- Acquisitions* - R$MM)	22,937	25,860	-11.3%
Tuition Fees (Total - R$MM)	38,020	27,680	37.4%
OTHER UNDERGRADUATE
Total Students	13,167	10,617	24.0%
Total Students (ex- Acquisitions)*	6,955	8,744	-20.5%
Tuition Fees (ex- Acquisitions* - R$MM)	23,353	27,031	-13.6%
Tuition Fees (Total - R$MM)	42,999	30,818	39.5%
TOTAL TUITION FEES
Total Tuition Fees (ex- Acquisitions* - R$MM)	279,493	234,199	19.3%
Total Tuition Fees (Total - R$MM)	414,338	252,420	64.1%

*Acquisitions include UniRedentor, UniSL, FCMPB and FESAR.
(1) This number does not include UNIFIPMOC acquisition that will contribute 160 seats.

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Key Revenue Drivers – Continuing Education and Digital Services

Table 2: Key Revenue Drivers	Three months ended March 31,
	2021	2020	% Chg
Continuing Education
Medical Specialization & Others
Medical Specialization & Others	3,698	4,187	-11.7%
Medical Specialization & Others(ex-Acquisitions*)	1,443	1,542	-6.4%
Net Revenue from courses (ex- Uniredentor)	17,127	25,567	-33.0%
Net Revenue from courses (Total - R$MM)	19,288	27,567	-30.0%
Digital Services
Content & Technology for Medical Education
Active Paying Students
Prep Courses & CME - B2C	13,862	9,375	47.9%
Prep Courses & CME - B2B	1,842	890	107.0%
Clinical Decision Software
Whitebook Active Subscribers	110,659	-	n.a
Clinical Management Tools¹
iClinic Active Subscribers	13,272	-	n.a

Digital Services Total Active Subscribers	139,635	10,265	1260.3%
Digital Services Total Active Subscribers (ex-Acquisitions*)	15,704	10,265	53.0%
Net Revenue From Services (ex-Acquisitions*)	38,977	33,930	14.9%
Net Revenue from Services (Total - R$MM)	53,538	33,930	57.8%

* Acquisitions include Uniredentor (January, 2021), PEBMED, MedPhone, iClinic and Medicinae.
(1) Clinical management tools includes Telemedicine and Digital Prescription features

Key Operational Drivers – Digital Services

Monthly Active Users (MaU) represents the number of unique individuals that consumed Digital Services content in the last 30 days of a specific period.

Total monthly active users reached 221,615, 25.1% higher than the last quarter of 2020. Excluding acquisitions, total monthly active users reached 193,816, 9.4% higher than the last quarter of 2020.

In the first quarter of 2020, Monthly Active Users in our base represented only Medcel users. In the first quarter of 2021, total monthly active users in Medcel’s platform reached 19,857, representing a 24% increase year-over-year.

Table 3: Key Operational Drivers for Digital Services - Monthly Active Users (MaU)
	1Q21	4Q20	% Chg	1Q20	% Chg
Content & Technology for Medical Education	19,857	14,658	35.5%	16,008	24.0%
Clinical Decision Software	173,959	162,512	7.0%	-	-
Clinical Management Tools¹	27,799	-	n.a	-	-
Total Monthly Active Users (MaU) - Digital Services	221,615	177,170	25.1%	16,008	1284.4%
1) Clinical management tools includes Telemedicine and Digital Prescription features

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Seasonality

Undergrad´s and Continuing Education tuition revenues are related to the intake process and monthly tuition fees charged to students over the period thus the Company does not have significant fluctuations. On Digital Services, Medcel’s sales are concentrated in the first and last quarter of the year, as a result of enrollments of Medcel’s clients at the beginning of the year. The majority of Medcel’s revenue is derived from printed books and e-books, which is recognized at the point in time when control is transferred to the customer. All other Digital Services do not present any significant seasonality. Consequently, Digital Services generally has higher revenue and results from operations in the first and last quarter of the year compared to the second and third quarters of the year.

Revenue

Total Net Revenue for the first quarter of 2021 was R$ 394.4 million, an increase of 44.8% over the same period of the prior year, due to the maturation of medical seats, expansion of Digital Services and consolidation of acquisitions. Adjusted Net Revenue in 1Q21, includes an impact of R$ 8.2 million due to the net temporary discounts in tuition fees granted by individual and collective legal proceedings and public civil proceedings related to COVID 19. In addition, it excludes recognized revenue related to discounts that were granted in 2H2020, but invoiced in 1Q21, based on the Supreme Court decision that was released in December 28, 2020.

Continuing Education business reported a 30.0% decrease in Net Revenues due to a reduction in active paying students because of: (a) practical programs that are not being offered since 1H20 and represents an impact of R$ 7.9 million in Net Revenue and, (b) physicians’ decision to postpone admission to specialization courses due to COVID 19 pandemic. Nevertheless, with the combination of the opening of 6 new campuses in 2021 and expansion of the specialization’s portfolio, IPEMED’s reached 1,779 students in April 2021.

Excluding acquisitions (UniRedentor – January, 2021, UniSL, PEBMED, FCMPB, MedPhone, FESAR, iClinic and Medicinae), Adjusted Net Revenue in the first quarter increased 10.7% YoY to R$ 402.6 million.

Table 4: Revenue & Revenue Mix
(in thousands of R$)	For the three months period ended March 31,
	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions
Net Revenue Mix
Undergrad	321,852	239,103	211,784	52.0%	12.9%
Adjusted Undergrad¹	330,056	245,652	211,784	55.8%	16.0%
Continuing Education	19,288	17,127	27,567	-30.0%	-37.9%
Digital Services	53,538	38,977	33,930	57.8%	14.9%
Inter-segment transactions	- 327	- 327	- 977	-66.5%	-66.5%
Total Reported Net Revenue	394,351	294,880	272,304	44.8%	8.3%
Total Adjusted Net Revenue ¹	402,555	301,429	272,304	47.8%	10.7%
* Acquisitions include UniRedentor (January, 2021), UniSl, PEBMED, FCMPB, MedPhone, FESAR, iClinic and Medicinae.
1. Includes mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due COVID 19 on site classes restriction and excludes recognized revenuethat relates to discounts that were granted in 2H2020, but were invoiced in 1Q21, based on the Supreme Court decision that was released in December 28, 2020.

Adjusted EBITDA

Adjusted EBITDA for the three-month period ended March 31, 2021 increased 47.6% to R$ 207.6 million, up from R$ 140.6 million in the same period of the prior year. The adjusted EBITDA Margin of 51.6% was in line with 1Q2020.

Excluding the consolidation of acquisitions (UniRedentor - January, 2021, UniSL, PEBMED, FCMPB, MedPhone, FESAR, iClinic and Medicinae), Adjusted EBITDA for the three-month period ended March 31, 2021 increased 11.8% YoY to R$ 157.2 million from R$ 140.6 million, while the Adjusted EBITDA Margin increased 50 basis points to 52.1%.

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Table 5: Adjusted EBITDA
(in thousands of R$)	For the three months period ended March 31,
	2021	2021 Ex Acquisitions*	2020	% Chg	% Chg Ex Acquisitions
Adjusted EBITDA	207,652	157,194	140,644	47.6%	11.8%
% Margin	51.6%	52.1%	51.6%	0 bps	50 bps
* Acquisitions include UniRedentor (January, 2021), UniSl, PEBMED, FCMPB, MedPhone, FESAR, iClinic and Medicinae.

Adjusted Net Income

Adjusted Net Income for the first quarter of 2021 was R$ 159.9 million, up 21.6% over the same period of the prior year, reflecting our positive operational results and the negative financial results due to: (a) the increase in loans and financing in R$ 530.1 million; (b) the 11.2% exchange rate depreciation (Brazilian Real vs US Dollar) from December 2020 to March 2021 and the 29.0% depreciation rate (Brazilian Real vs US Dollar) from December 2019 to March 2020, which increased the financial results at the time due to our cash position in US Dollars, and (c) lower income from financial investments, due to a decrease in the Brazilian interest rate (CDI) and lower cash position in 24.7% compared to first quarter 2020.

Table 6: Adjusted Net Income
(in thousands of R$)	For the three months period ended March 31,
	2021	2020	% Chg
Net income	113,348	103,670	9.3%
Amortization of customer relationships and trademark (1)	14,317	11,901	20.3%
Share-based compensation	14,009	8,440	66.0%
Non-recurring expenses:
- Integration of new companies (2)	3,023	3,120	-3.1%
- M&A advisory and due diligence (3)	1,811	2,750	-34.1%
- Expansion projects (4)	1,227	783	56.7%
- Restructuring expenses (5)	4,050	816	396.3%
- Mandatory Discounts in Tuition Fees(6)	8,204	-	n.a.
Adjusted Net Income	159,989	131,480	21.7%

Basic earnings per share - R$ (7)	1.16	1.09	6.4%
(1) Consists of amortization of customer relationships and trademark recorded under business combinations.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

(6) Consists of mandatory discounts in tuition fees granted by state decrees, individual/collective legal proceedings and public civil proceedings due COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1Q21, based on the Supreme Court decision that was released in December 28, 2020.

(7) Basic earnings per share: Net Income/Total number of shares.
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Cash and Debt Position

Cash and cash equivalents in March 31, 2021 were R$ 965.5 million, slightly below the cash position in December 31, 2020.

For the three-month period ended March 31, 2021, Afya reported Adjusted Cash Flow from Operations of R$ 194.1 million, up from R$ 107.4 million in same period of the previous year, an 80.6% year-over-year increase.

Operating Cash Conversion Ratio for the three-month period ended March 31, 2021 was 102.5%, compared with 80.7% in same period of the previous year. This increase was due to the decrease in trade receivables, relative to the payment of overdue installments by students during the enrollment process for 1H21 classes.

Table 7: Operating Cash Conversion Ratio Reconciliation	For the three months period ended March 31,
(in thousands of R$)	Considering the adoption of IFRS 16
	2021	2020	% Chg
(a) Cash flow from operations	179,279	101,396	76.8%
(b) Income taxes paid	14,801	6,057	144.4%
(c) = (a) + (b) Adjusted cash flow from operations	194,080	107,453	80.6%

(d) Adjusted EBITDA	207,652	140,644	47.6%
(e) Non-recurring expenses:
- Integration of new companies (1)	3,023	3,120	-3.1%
- M&A advisory and due diligence(2)	1,811	2,750	-34.1%
- Expansion projects (3)	1,227	783	56.7%
- Restructuring Expenses (4)	4,050	816	396.3%
- Mandatory Discounts in Tuition Fees(5)	8,204	-	n.a.
(f) = (d) - (e) Adjusted EBITDA ex- non-recurring expenses	189,337	133,175	42.2%
(g) = (a) / (f) Operating cash conversion ratio	102.5%	80.7%	2180 bps
(1) Consists of expenses related to the integration of newly acquired companies.
(2) Consists of expenses related to professional and consultant fees in connection with due diligence services for M&A transactions.
(3) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(4) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of acquired companies.
(5) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings and public civil proceedings due COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1Q21, based on the Supreme Court decision that was released in December 28, 2020.

On March 31, 2021, net debt totaled R$ 230.0 million, compared with a net debt of R$ 166.9 million on December 31, 2020, mainly due to payments for acquisitions.

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Table 8: Cash and Debt Position
(in thousands of R$)
	1Q2021	FY2020	% Chg	1Q2020	% Chg
(+) Cash and Cash Equivalents	965,546	1,045,042	-7.6%	1,283,109	-24.7%
Cash and Bank Deposits	41,191	57,729	-28.6%	6,154	569.3%
Cash Equivalents	924,355	987,313	-6.4%	1,276,955	-27.6%
(-) Loans and Financing	620,928	617,485	0.6%	90,802	583.8%
Current	115,089	107,162	7.4%	74,078	55.4%
Non-Current	505,839	510,323	-0.9%	16,724	2924.6%
(-) Accounts Payable to Selling Shareholders	499,309	518,240	-3.7%	395,940	26.1%
Current	193,692	188,420	2.8%	154,774	25.1%
Non-Current	305,617	329,820	-7.3%	241,166	26.7%
(-) Other Short and Long Term Obligations	75,329	76,181	-1.1%	-	n.a
(=) Net Debt (Cash) excluding IFRS 16	230,020	166,864	37.8%	(796,367)	-121.0%
(-) Lease Liabilities	466,204	447,703	4.1%	348,579	28.4%
Current	65,999	61,976	6.5%	29,420	110.7%
Non-Current	400,205	385,727	3.8%	319,159	20.9%
Net Debt (Cash) with IFRS 16	696,224	614,567	13.3%	(447,788)	n.a

ESG Metrics

ESG commitment is an important part of Afya’s strategy and permeates the Company’s core values. Afya has been advancing year after year on its core pillars and, going forward, ESG metrics will be disclosed in the Company’s quarterly financial results.

6.               Conference Call and Webcast Information

When: May 28, 2021 at 11:00 a.m. ET.

Who:	Mr. Virgilio Gibbon, Chief Executive Officer Mr. Luis André Blanco, Chief Financial Officer Ms. Renata Costa Couto, Head of Investor Relations

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Dial-in:   Brazil: +55 21 3958 7888  or +55 11 4632 2236  or +55 11 4632 2237  or +55 11 4680 6788  or +55 11 4700 9668

        United States: +1 312 626 6799  or +1 929 205 6099  or +1 301 715 8592  or +1 346 248 7799  or +1 669 900 6833  or +1 253 215 8782

Webinar ID: 976 8541 6661

Other Numbers: https://afya.zoom.us/u/achyxKyJ1n

OR

Webcast: https://afya.zoom.us/j/97685416661

Webinar ID: 976 8541 6661

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7.               About Afya Limited (Nasdaq: AFYA)

Afya is the leading medical education group in Brazil based on number of medical school seats. It delivers an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners, from the moment they enroll as medical students, through their medical residency preparation, graduate program, and continuing medical education activities. Afya also offers content and clinical decision applications for healthcare professionals through its products WhiteBook, Nursebook and Portal PEBMED. For more information, please visit www.afya.com.br.

8.               Forward – Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact could be deemed forward looking, and include risks and uncertainties related to statements about our competition; our ability to attract, upsell and retain students; our ability to increase tuition prices and prep course fees; our ability to anticipate and meet the evolving needs of students and professors; our ability to source and successfully integrate acquisitions; general market, political, economic, and business conditions; and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income (loss) per diluted share, and free cash flow. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential impacts of the COVID-19 pandemic on our business operations, financial results and financial position and the Brazilian economy.

The Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Readers should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect the Company’s financial results are included in the filings made with the United States Securities and Exchange Commission (SEC) from time to time, including the section titled “Risk Factors” in the most recent Rule 434(b) prospectus. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.afya.com.br/.

9.               Non-GAAP Financial Measures

To supplement the Company's consolidated financial statements, which are prepared and presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board—IASB, Afya uses Adjusted EBITDA and Operating Cash Conversion Ratio information, which are non-GAAP financial measures, for the convenience of investors. A non-GAAP financial measure is generally defined as one that intends to measure financial performance but excludes or includes amounts that would not be equally adjusted in the most comparable GAAP measure.

Afya calculates Adjusted EBITDA as net income plus/minus net financial result plus income taxes expense plus depreciation and amortization plus interest received on late payments of monthly tuition fees, plus share-based compensation plus/minus share of income of associate plus/minus non-recurring expenses. The calculation of Adjusted Net Income is net income plus amortization of customer relationships and trademark, plus share-based compensation. We calculate Operating Cash Conversion Ratio as the cash flow from operations, adjusted with income taxes paid divided by Adjusted EBITDA plus/minus non-recurring expenses.

Management presents Adjusted EBITDA, because it believes these measures provide investors with a supplemental measure of financial performance of the core operations that facilitates period-to-period comparisons on a consistent basis. Afya also presents Operating Cash Conversion Ratio because it believes this measure provides investors with a measure of how efficiently the Company converts EBITDA into cash. The non-GAAP financial measures described in this prospectus are not a substitute for the IFRS measures of earnings. Additionally, calculations of Adjusted EBITDA and Operating Cash Conversion Ratio may be different from the calculations used by other companies, including competitors in the education services industry, and therefore, Afya’s measures may not be comparable to those of other companies.

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10.            Investor Relations Contact

Renata Couto, Head of Investor Relations
Phone: +55 31 3515.7564 | +55 31 98463.3341
E-mail: renata.couto@afya.com.br

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11.            Financial Tables

Consolidated statements of income

For the three months period ended March 31, 2021 and 2020

(In thousands of Brazilian Reais, except earnings per share)

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)

Net revenue	394,351	272,304
Cost of services	(126,492)	(89,251)
Gross profit	267,859	183,053

General and administrative expenses	(130,404)	(86,723)
Other income (expenses), net	1,185	(59)

Operating income	138,640	96,271

Finance income	13,815	30,013
Finance expenses	(33,672)	(18,859)
Finance result	(19,857)	11,154

Share of income of associate	3,239	2,302

Income before income taxes	122,022	109,727

Income taxes expense	(8,674)	(6,057)

Net income	113,348	103,670

Other comprehensive income	-	-
Total comprehensive income	113,348	103,670

Net income attributable to
Equity holders of the parent	108,090	99,816
Non-controlling interests	5,258	3,854
	113,348	103,670
Basic earnings per share
Per common share	1.16	1.09
Diluted earnings per share
Per common share	1.15	1.09
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Consolidated balance sheets - For the three year period ended March 31, 2021 and 2020

(In thousands of Brazilian Reais)

	March 31, 2021	December 31, 2020
Assets	(unaudited)
Current assets
Cash and cash equivalents	959,496	1,045,042
Financial investments	6,050	-
Trade receivables	322,482	302,317
Inventories	9,586	7,509
Recoverable taxes	20,703	21,019
Other assets	23,743	29,614
Total current assets	1,342,060	1,405,501

Non-current assets
Restricted cash	2,053	2,053
Trade receivables	10,874	7,627
Other assets	84,031	74,037
Investment in associate	48,879	51,410
Property and equipment	277,999	260,381
Right-of-use assets	433,164	419,074
Intangible assets	2,758,245	2,573,010
Total non-current assets	3,615,245	3,387,592

Total assets	4,957,305	4,793,093
Liabilities
Current liabilities
Trade payables	43,463	35,743
Loans and financing	115,089	107,162
Lease liabilities	65,999	61,976
Accounts payable to selling shareholders	193,692	188,420
Notes payable	11,406	10,503
Advances from customers	77,851	63,839
Labor and social obligations	88,479	77,855
Taxes payable	28,635	32,976
Income taxes payable	4,612	4,574
Other liabilities	4,361	6,331
Total current liabilities	633,587	589,379

Non-current liabilities
Loans and financing	505,839	510,323
Lease liabilities	400,205	385,727
Accounts payable to selling shareholders	305,617	329,820
Notes payable	63,923	65,678
Taxes payable	20,449	21,425
Provision for legal proceedings	60,625	53,139
Other liabilities	3,450	3,822
Total non-current liabilities	1,360,108	1,369,934
Total liabilities	1,993,695	1,959,313

Equity
Share capital	17	17
Additional paid-in capital	2,394,987	2,323,488
Treasury shares	(64,752)	-
Share-based compensation reserve	64,733	50,724
Retained earnings	516,082	407,991
Equity attributable to equity holders of the parent	2,911,067	2,782,220
Non-controlling interests	52,543	51,560
Total equity	2,963,610	2,833,780
Total liabilities and equity	4,957,305	4,793,093

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Consolidated statements of cash flow - For three month period ended December 31, 2021 and 2020

(In thousands of Brazilian Reais)

	March 31, 2021	March 31, 2020
	(unaudited)	(unaudited)
Operating activities
Income before income taxes	122,022	109,727
Adjustments to reconcile income before income taxes
Depreciation and amortization	31,651	24,947
Disposals of property and equipment	26	-
Allowance for doubtful accounts	11,065	6,332
Share-based compensation expense	14,009	8,440
Net foreign exchange differences	(3,988)	(1,201)
Net gain on derivatives	-	(14,055)
Accrued interest	12,285	5,781
Accrued lease interest	13,120	9,900
Share of income of associate	(3,239)	(2,302)
Provision for legal proceedings	2,002	816
Changes in assets and liabilities
Trade receivables	(33,229)	(35,564)
Inventories	(2,077)	(1,648)
Recoverable taxes	779	(4,615)
Other assets	1,550	(767)
Trade payables	7,088	4,479
Taxes payables	729	3,183
Advances from customers	13,582	(14,116)
Labor and social obligations	9,046	7,005
Other liabilities	(2,341)	1,111
	194,080	107,453
Income taxes paid	(14,801)	(6,057)
Net cash flows from operating activities	179,279	101,396

Investing activities
Acquisition of property and equipment	(23,056)	(17,676)
Acquisition of intangibles assets	(9,866)	(3,172)
Dividends received	5,770	-
Restricted cash	-	651
Payments of notes payable	(2,628)	-
Acquisition of subsidiaries, net of cash acquired	(150,483)	(112,269)
Net cash flows used in investing activities	(180,263)	(132,466)
Financing activities
Payments of loans and financing	(2,010)	(1,316)
Issuance of loans and financing	-	911
Payments of lease liabilities	(17,509)	(11,735)
Purchase of treasury shares	(64,752)	-
Proceeds from issuance of common shares	-	389,170
Shares issuance cost	-	(19,704)
Dividends paid to non-controlling interests	(4,275)	(1,600)
Net cash flows (used in) from financing activities	(88,546)	355,726
Net foreign exchange differences	3,984	15,244
Net increase in cash and cash equivalents	(85,546)	339,900
Cash and cash equivalents at the beginning of the period	1,045,042	943,209
Cash and cash equivalents at the end of the period	959,496	1,283,109
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Reconciliation between Net Income and Adjusted EBITDA

Reconciliation between Adjusted EBITDA and Net Income; Proforma Adjusted EBITDA
(in thousands of R$)
	For the three months period ended March 31,
	2021	2020	% Chg
Net income	113,348	103,670	9.3%
Net financial result	19,857	(11,154)	n.a.
Income taxes expense	8,674	6,057	43.2%
Depreciation and amortization	31,651	24,947	26.9%
Interest received (1)	5,037	3,517	43.2%
Income share associate	(3,239)	(2,302)	40.7%
Share-based compensation	14,009	8,440	66.0%
Non-recurring expenses:	18,315	7,469	145.2%
- Integration of new companies (2)	3,023	3,120	-3.1%
- M&A advisory and due diligence (3)	1,811	2,750	-34.1%
- Expansion projects (4)	1,227	783	56.7%
- Restructuring expenses (5)	4,050	816	396.3%
- Mandatory Discounts in Tuition Fees (6)	8,204	-	n.a.
Adjusted EBITDA	207,652	140,644	47.6%
Adjusted EBITDA Margin	51.6%	51.6%	0 bps
(1) Represents the interest received on late payments of monthly tuition fees.
(2) Consists of expenses related to the integration of newly acquired companies.
(3) Consists of expenses related to professional and consultant fees in connection with due diligence services for our M&A transactions.
(4) Consists of expenses related to professional and consultant fees in connection with the opening of new campuses.
(5) Consists of expenses related to the employee redundancies in connection with the organizational restructuring of our acquired companies.

(6) Consists of mandatory discounts in tuition fees granted by state decrees and individual/collective legal proceedings due COVID 19 on site classes restriction and excludes recognized revenue that relates to discounts that were granted in 2H2020, but were invoiced in 1Q21, based on the Supreme Court decision that was released in December 28, 2020.

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